FINE POINT
CONSULTING
Accounting & HR Partners

STANDARD INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Management, Rowheels, Inc.
Madison, WI

We have compiled the accompanying consolidated balance sheet of Rowheels, Inc. as of December 31, 2019, and the related consolidated statements of income, stockholders' equity and cash flows for the period from January 1, 2019 through December 31, 2019. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Fine Point Consulting, LLC
Madison, WI
April 8, 2020

ROWHEELS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019
(unaudited)

ASSETS		
Current Assets:		
Cash and cash equivalents	$	32,942
Accounts receivable, net of allowances of $0		15,068
Inventories		244,253
Prepaid expenses and security deposits		12,858
Total Current Assets		305,120
Property and Equipment:		
Tooling		362,276
Sales demos and consigned units - "The Rowheels Fleet"		177,570
Machinery, equipment, furniture and fixtures		38,480
Total property and equipment		578,325
Less: accumulated depreciation		(463,009)
Total Property and Equipment - Net		115,316
Intangible Assets:		
Intellectual property		100,000
Total Assets	**$**	**520,437**
LIABILITIES and STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt and convertible promissory notes	$	1,942,823
Accounts payable and accrued expenses		230,459
Payroll and payroll taxes payable		33,684
Accrued interest payable		464,541
Deferred Revenue (Revolution 1.0 deposits)		925
Total Current Liabilities		2,672,432
Long-Term Liabilities:		
Technology Development Loan (WEDC)		500,000
Total Long-Term Liabilities		500,000
Total Liabilities		**3,172,432**
Stockholders' Equity		
Series A Preferred Stock, $.001 par value, authorized 873,090 shares; 273,090 shares issued and outstanding		273
Common Stock, $.001 par value, authorized 2,500,000 shares; 937,698, 883,700, and 867,000 shares issued and outstanding		940
Additional paid-in capital		3,621,630
Accumulated deficit		(6,274,839)
Total Stockholders' Equity		**(2,651,995)**

Total Liabilities and Stockholders' Equity	**$ 520,437**

ROWHEELS, INC.
STATEMENT OF INCOME
FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH DECEMBER 31, 2019
(unaudited)

INCOME	
Product Sales Revenue	$ 136,966
Less: Cost of Goods Sold	(67,403)
Gross Profit	69,562
OPERATING EXPENSES	
Customer Service:	
Payroll and payroll taxes	38,381
Total Customer Service	38,381
Engineering	
Payroll and payroll taxes	123,852
Total Engineering	123,852
General and Administrative:	
Payroll and payroll taxes	320,029
Consulting fees and expenses	43,845
Legal fees	42,143
Occupancy - rent, utilities and telecommunications	65,336
Fundraising expenses	-
Other general and administrative expenses	80,032
30% overhead allocation to R&D and S&M	(69,406)
Total General and Administrative	481,977
Production	
Payroll and payroll taxes	57,088
Tooling and supplies	77
Total Production	57,165
Research and Development	
Payroll and payroll taxes	-
Consulting fees - product engineering, supply chain mgmt.	48,258
Regulatory fees (FDA compliance)	9,626
Other product research and development expenses	4,404
10% overhead allocation from G&A	23,135
Total Product Research and Development	85,423
Sales and Marketing:	
Payroll and payroll taxes	-
Consulting fees - marketing, business development	266,975
Other sales and marketing expenses	20,992
20% overhead allocation from G&A	46,271
Total Sales and Marketing	334,239
TOTAL OPERATING EXPENSES	**1,121,038**
NET OPERATING INCOME (LOSS)	**(1,051,475)**

OTHER INCOME	
Interest Income - money market	3,224
TOTAL OTHER INCOME	**3,224**
OTHER EXPENSES	
Interest Expense - debt and convertible promissory notes	326,452
Depreciation	63,789
Penalties and Settlements	32
TOTAL OTHER EXPENSES	**390,273**
NET INCOME (LOSS)	**$ (1,438,524)**

ROWHEELS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH DECEMBER 31, 2019
(unaudited)

	Common Stock		Preferred Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance, December 31, 2018	867,000	938	273,090	273	3,611,632	(4,836,315)	(1,223,471)
Contributions		2	-	-	9,998	-	10,000
Net Income		-	-	-	-	(1,438,524)	(1,438,524)
Balance, December 31, 2019	867,000	940	273,090	273	3,621,630	(6,274,839)	(2,651,995)

ROWHEELS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH DECEMBER 31, 2019
(unaudited)

NET INCOME (LOSS)	$	(1,438,524)
OPERATING ACTIVITIES		
Accumulated Depreciation (net)		63,789
Changes in Working Capital:		
Accounts receivable		(7,823)
Inventories		(98,222)
Prepaid expenses and security deposits		(5,493)
Accounts payable		(185,928)
Payroll and payroll taxes payable		10,503
Reimbursements		1,681
Accrued Expenses		67,735
Deferred revenue (Revolution 1.0 customer deposits)		550
Net Cash Provided (Used) by Operations		(1,591,732)
INVESTING ACTIVITIES		
Changes in Fixed Assets:		
Tooling purchases		(4,586)
Sales demos and consigned units - "The Rowheels Fleet"		-
Machinery, equipment, furniture and fixtures purchases		(633)
Net Cash Provided (Used) by Investing Activities		(5,219)
FINANCING ACTIVITIES		
Changes in Capital Stock:		
Common and Preferred Stock, and Paid-in Capital		-
Changes in Debt:		
Long-term debt issuance (payments)		385,000
Short-term debt issuance (payments)		354,000
Interest accruals		287,169
Net Cash Provided (Used) by Financing Activities		1,026,169
NET CHANGES IN CASH	**$**	**(570,782)**
Cash at beginning of year	$	603,724
Net changes in cash during the period		(570,782)
Cash at end of period	$	32,942

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Rowheels, Inc. (the "Company"), was incorporated on July 24, 2012 under the provisions of the General Corporation Law of the State of Delaware. The Company is in the business of designing, prototyping, manufacturing and selling Rowheels® products to benefit the users of manual wheelchairs. Efficient, powerful and stylish, Rowheels® are the unique manual wheelchair wheels the user "pulls" to achieve forward propulsion.

Summary of Significant Accounting Policies

Basis of Presentation. The Company uses the accrual basis of accounting. Revenues are recognized in the period earned and expenses are recognized when incurred.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash equivalents include money market accounts which have maturities of three months or less. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Product research and development costs. All research and development costs are expensed in the period incurred. The Company's REV-LX (low gear) product entered production on October 1, 2016. The Company's first product, REV-HX (high gear), entered production in 2015. The third product, REVOLUTION 1.0 (a complete Rowheels wheelchair unit) is in various stages of R&D and production at December 31, 2018.

Inventory valuation. Inventory consists of finished units available for sale, component parts, raw materials, supplies and labor used in the assembly of the Rowheels® completed units. Inventory of finished units, spare parts and raw materials is carried at the lower of cost or market, with cost determined on the average cost basis.

Property and Equipment. Property and equipment are recorded at actual cost. Depreciation is determined using the straight-line method over the estimated useful lives of the fixed assets, currently ranging from two to seven years. Expenses for normal repair and maintenance of these assets are recognized when incurred.

Sales Demos and consigned units ("The Rowheels Fleet"). Beginning January 1, 2015, finished HX (high gear) units - and beginning October 1, 2016, finished LX (low gear) units - designated as "sales demo" units are recorded at cost, and may be consigned to third parties including the Company's independent sales representatives, providers of complex rehabilitation services, and other resellers of durable medical equipment. Depreciation of the Company-owned demo units ("The Rowheels Fleet") is determined using the straight-line

method over an estimated useful life of two years. Costs relating to shipping and managing The Rowheels Fleet are expensed as incurred. As of December 31, 2018, there are no units of "Revolution 1.0" (the complete wheelchair product) capitalized in The Rowheels Fleet.

Intangible Assets. Intangible assets that have indefinite useful lives are not amortized, but instead are tested at least annually for impairment. Costs of developing and maintaining the intangible assets of patents and trademarks which are inherent in the continuing business activity are recognized as an expense when incurred. On July 24, 2012, in exchange for 240,000 founders' shares of the Company's common stock, Salim Nasser (the inventor of Rowheels®) contributed to the Company all of the intellectual property relating to initial proof-of-concept prototype product design resulting from his years of proprietary research and development, and valued at $100,000 as of December 31, 2019.

Note 2 –Commitments and Contingencies.

Short-Term Promissory Note - WISC Partners Sidecar Fund I LLC
On July 24, 2019, the Company received $25,000 principal proceeds of a short-term promissory note and security agreement executed with lender WISC Partner Sidecar Fund I, LLC. Terms and conditions include: 8% interest rate compounded monthly; 1 year maturity date after which 8% interest rate shall accrue. Accrued Interest Payable to WISC Partners Sidecar Fund I LLC (8%) $881.52

Working Capital Line of Credit - Due To Madcelerator LLC (Founder)
As of September 30, 2018, Madcelerator, LLC owns 368,333 shares of the Company's common stock issued and outstanding. Rimas Buinevicius, a co-founder and board chairman of the Company, is the sole member of Madcelerator, LLC. Madcelerator, LLC has provided temporary working capital to the Company since founding and as needed for early-stage operations. Such working capital was non-interest bearing through December 31, 2015. Beginning January 1, 2016, interest accrues on the outstanding principal balance at a rate of 5% per annum. Outstanding principal balances due to Madcelerator, LLC are reported as short-term liabilities by the Company as follows: $ 287,823.43
Accrued Interest Payable to Madcelerator, LLC (5%) $62,402.22

Convertible Short-Term Debt - Bridge Notes (two rounds completed: 2018 and 2017)

2018 - Beginning February 2018, the Company entered the principal terms of a private placement of convertible debt pursuant to the issuance of a series of unsecured convertible notes. Terms available to subscribers include: 20% interest until November 11, 2018; 24% interest after November 11, 2018; 20% discount when converted to equity. Subscribers are issued warrants to acquire 50,879 of the Company's common stock representing 3.75% of the fully-diluted shares of the Company as of February 7, 2018. Warrants have a term of 5 years and will be exercisable for the Company's common stock at exercise price of $6.00 per share.

2017 - Beginning March 2017, the Company entered the principal terms of a private placement of convertible debt pursuant to the issuance of a series of unsecured convertible notes. Terms available to subscribers include: 8% interest until April 30, 2018 maturity date; 10% interest after April 30, 2018 maturity date; 20% discount when converted to equity.
Total Convertible Debt Financings (principal amount) - classified as Current Liabilities
Total Accrued Interest Payable on Convertible Bridge Notes (various Subscribers)

CREDIT ARRANGEMENTS - CLASSSIFIED AS LONG-TERM LIABILITIES

Technology Development Loan - Wisconsin Economic Development Corporation

On January 17, 2018, the Company received $125,000 principal proceeds of a secured promissory note executed in December 2017 with lender Wisconsin Economic Development Corporation (WEDC), a Wisconsin public body corporate and politic. Terms and conditions as set forth in the WEDC Technology Development Loan Agreement include: 6% interest rate; maximum term of 7 years; deferral of interest and principal payments until December 31, 2018; monthly interest-only payments of $625 commence on January 1, 2019 and continue through December 1, 2019; 60 monthly installment payments of principal and interest ($2,549) commence on January 1, 2020 and continue through December 1, 2024. A 2% origination fee is being amortized monthly over 7 years. Accrued Interest Payable to WEDC (6%). $4,745.52

On July 15, 2020, the Company received $375,000 principal proceeds of a secured promissory note executed in June 2019 with lender Wisconsin Economic Development Corporation (WEDC), a Wisconsin public body corporate and politic. Terms and conditions as set forth in the WEDC Technology Development Loan Agreement include: 6% interest rate; maximum term of 7 years; deferral of interest and principal payments until July 31, 2019; monthly interest-only payments of $1,875 commence on August 1, 2020 and continue through July 31, 2021; 60 monthly installment payments of principal and interest ($7,647) commence on August 1, 2021 and continue through July 1, 2026. A 2% origination fee is being amortized monthly over 7 years.
Accrued Interest Payable to WEDC (6%). $11,342.47

As of January 1, 2018, the Company occupies certain leased facilities located at 8001 Terrace Ave., Suite 204, in Middleton, Wisconsin. Lease term is for 12 months and with month-by-month extensions thereafter. Therefore there is no long-term lease commitment as of the date of these financial statements. The total costs of occupancy (rent, utilities, leasehold improvements) are expensed monthly as incurred per the lease agreement as executed between the Company (tenant) and FCS Partners LLC (landlord).

Note 3 – Equity, Stock Option Grants, and Stock Option Plan

On July 1, 2015, the Company issued a $75,000 convertible promissory note (the "Note") due June 30, 2016 (due date) to the order of WISC Partners, L.P., a Delaware limited partnership (the Lender). In consideration for the issuance of the Note, the Company received $75,000 cash from the Lender to be used as working capital. Interest on the unpaid principal amount of the Note accrued at a rate equal to 5% per annum. On December 18, 2015, the Lender elected to convert the entire principal amount plus accrued interest of $1,756 into 108,499 shares of Series A Preferred Stock in the Company under terms of a private offering of the Company's Series A Preferred Stock which closed on December 18, 2015 (Tranche 1). Two subsequent Tranches closed on May 2, 2016 (75,623 shares) and on October 7, 2016 (88,968 shares).

The Company has reserved 200,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Stock Option Plan as duly approved by the Company's Board of Directors.

Note 4 – Patents

On January 13, 2015, the U.S.P.T.O. granted patent claims numbered 8,931,796 to the Company, providing long-term product design protection in the United States.

On April 7, 2017, the European Patent Office announced to the Company its Notice of Allowance for European Patent Application No. 13777898.1, as filed on January 29, 2016. Patent number 2838486 (France and Great Britain), and patent number 602013025851.1 (Germany) provide product design protection to the Company in named countries only.

Note 5 – Subsequent Events. The Company has evaluated subsequent events through April 8, 2020, the date the financial statements were issued. The COVID-19 outbreak in the United States has resulted in reduced customer sales. It is expected that the Company will experience lower sales and gross margin. While the disruption is expected to be temporary, the related financial impact and duration cannot be reasonably estimated at this time.